DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4593

15, AVENUE MATIGNON
8 PARIS

:TURM
=URT AM MAIN

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MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

02060989

December 4, 2002

RECD S.E.C.

File No. 82-5201

DEC 0 4 2002

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a communication of relevant issue regarding an agreement between Gamesa and ENEL.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian Saldanha

Lillian R. Saldanha
Legal Assistant

dlo 1/10

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

Agreement with ENEL





Agenda

Gamesa


Agenda
Gamesa

Terms of the Agreement

Gamesa Eólica has been awarded by ENEL to supply the Italian company with WTG.

The main aspects of the agreement are the following:

WTG Deliveries	[illegible]	[illegible]
MW	[illegible]	[illegible]

- Total [illegible]
- The [illegible]
- The [illegible]

Gamesa

The Italian Market. Past and Future


Installed capacity in Italy
No. of MW (1990-2001)
MW
Cumulative MW
300
250
200
150
100
50
0
1,050
875
700
525
350
175
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Installed MW
Forecast
Cumulative
Cumul. forecast

Source: BTM Consult ApS - March 2002


2001 Market Shares in Italy
% of 276MW in total
Nordex 0.4%
Vestas 54.6%
Enercon 40.9%
NEG Micon 4.0%

Source: BTM Consult ApS - March 2002


300
200
100
0
300
40
154
Italy 2003 (BTM)
Gamesa Eólica 2003

Gamesa

Agenda



Commitments in Strategic Plan 2002-2004

Date	Dec 2001	Mar 2002	Jul 2002	[illegible]	Oct 2002	Nov 2002
Event						
Scope						

TIME

During 2002, Gamesa has delivered the three Milestones in its Strategic Plan.

Gamesa

Sale & Installation of Windfarms Roll Over

Windfarm selling criteria: Windfarms developed in year t are sold in year t+1

Figures in MW	2001	2002	2003	2004	2005	TOTAL
Developed Windfarms	250	300	400	520	680	2,352 (*)
Initial Sales Plan	-	142	142	142	N/A	426
Windfarm Sales Plan (*)	-	452	300	400	520	1,672
Transactions Signed						
Iberdrola (Treito)	-	30 MW	-			1,252
Iberdrola (**)	-	982 MW			-	
Electrabel	-	-	-	252 MW		

75% of 2002-2005 Budgeted Windfarm Sale already signed

Gamesa

International Expansion

CLIENT PORTFOLIO (MW)						
CLIENT	Total	Pending As of 31-12-02	2002	2003	2004	2005
		1,600				
			[illegible]			
			332			
			64	[illegible]		
TOTAL MW (Firm Agreement)		4,337	[illegible]	[illegible]	1,270	1,160
[illegible]			[illegible]		[illegible]	
Clients			18			
Total Potential			[illegible]	[illegible]	1,870	2,135
GAP						
Budget (MW)			[illegible]	[illegible]	1,690	2,135

Gamesa

International Expansion

2003 Budget per Region (MW)

Region	Potential	Signed	Budget
Spain	1,300	1,200	
R. Europe	220	254	
USA / Canada	86	-	
R. World	94	-	
Total	**1,700**	**1,454**	**1,300**

Potential delays in the US Market [illegible] affect [illegible] 2003-2004 Growth

Gamesa

Agenda



Commitments Delivered. Improved Visibility.

All the Commitments mentioned in the 2002-2004 Strategic Plan have been delivered.

Improved Guidance & Visibility after Iberdrola, Electrabel and Enel Transactions.



2,50
2,00
1,50
1,00
0,50
0,00
€ 0,55
€ 0,53
€ 0,77
€ 0,77
€ 0,95
€ 1,26
€ 0,89
€ 1,64
€ 1,16
€ 1,95
€ 2,18
2000
2001
2002
2003
2004
2005
EPS Real
Guidance Dec 2001
Guidance Oct 2002

Note: From 2003 onwards, Aeronautica´s contribution is not included

Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa


Gamesa
Agreement with ENEL